SPECTRUM SIGNAL PROCESSING INC.
                               One Spectrum Court
                         2700 Production Way, Suite 200
                              Burnaby, B.C. V5A 4X1

                           (604) 421-5422 (Telephone)
                           (604) 421-1764 (Facsimile)

                              INFORMATION CIRCULAR
                    (As at April 5, 2001 except as indicated)



MANAGEMENT SOLICITATION

         This information circular is furnished in connection with the solicitation of proxies by the management of Spectrum Signal Processing Inc. ("Spectrum") for use at the annual general meeting (the "Meeting") of Spectrum to be held on Thursday, May 17, 2001. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of Spectrum. Spectrum does not reimburse Members, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by Spectrum.

EXCHANGE RATE INFORMATION

         All figures contained in this information circular are expressed in United States dollars except for numbers of shares and unless otherwise stated. On March 19, 2000, the Noon Buying Rate was US$1.00=Cdn$1.5698. The average rate for the one-year period ending December 31, 2000 was US$1.00=Cdn$1.4855.

APPOINTMENT AND REVOCATION OF PROXIES

         The person named in the enclosed form of proxy is a director of Spectrum.

         Any Member returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the Member or by his or her attorney authorized in writing or, where the Member is a corporation, by a duly authorized officer, or attorney, of the corporation, and delivered to the office of the registrar and transfer agent at least 48 hours prior to the scheduled time of the Meeting at which such proxy is to be used, or to the Chair of the Meeting on the day of the Meeting, or any adjournment of it, and upon any such delivery the proxy is revoked.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

         Spectrum is authorized to issue 50,000,000 common shares without par value, of which 12,496,340 common shares are issued and 12,263,040 outstanding.

         Only the holders of common shares are entitled to vote at the Meeting and the holders of common shares are entitled to one vote for each common share held. Holders of common shares of record on April 5, 2001 will be entitled to vote at the Meeting.

         To the knowledge of the directors and senior officers of Spectrum, no persons beneficially own shares carrying more than 10% of the voting rights attached to all shares of Spectrum.

VOTING OF PROXIES AND EXERCISE OF DISCRETION

         A Member has the right to appoint a person (who need not be a Member) to attend and act for him or her and on his or her behalf at the meeting other than the persons designated in the accompanying form of proxy. To exercise this right the Member may insert the name of the desired person in the blank space provided in the proxy and strike out the other name or may submit another proxy.

         The shares represented by proxies in favour of management will be voted on any poll (subject to any restrictions they may contain) in favour of the matters described in the proxy.

         The enclosed form of proxy, when properly completed and delivered and not revoked, confers discretionary authority on the persons appointed thereunder to vote with respect to any amendments of variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Information Circular, the management of Spectrum knows of no such amendment, variation or other matter, which may be presented to the Meeting.

ELECTION OF DIRECTORS

         The directors of Spectrum are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed, all of whom are presently members of the Board of Directors.

         The Members will be asked to pass an ordinary resolution to set the number of directors of Spectrum at six (6). Management of Spectrum proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

===================================== =================================== ================= ========================
                                                                           Approx. No. of
                                                                           Voting Shares
                                                                            Beneficially
                                           Principal Occupation or        Owned, Directly
                                      Employment and, if not an Elected    or Indirectly,      Date on which the
Name, Country of Ordinary Residence    Director, Occupation During the     or Controlled       Nominee became a
  and Position Held with Spectrum              Past Five Years              or Directed      Director of Spectrum
------------------------------------- ----------------------------------- ----------------- ------------------------
PASCAL SPOTHELFER (2)(4)              President and CEO of Spectrum       47,000            March 15, 1999
Canada
PRESIDENT, CHIEF EXECUTIVE OFFICER
and DIRECTOR
------------------------------------- ----------------------------------- ----------------- ------------------------

KENNETH A. SPENCER(1)(2)(3)(4)        Corporate director                  103,700           November 3, 1997
Canada
CHAIR OF THE BOARD and DIRECTOR
------------------------------------- ----------------------------------- ----------------- ------------------------
SAMUEL ZNAIMER(1)(3)                  Senior vice-president of Ventures   0                 July 27, 1990
Canada                                West Capital Ltd.
DIRECTOR
------------------------------------- ----------------------------------- ----------------- ------------------------
MATTHEW MOHEBBI                       Assistant vice-president and        0                 October 26, 2000
United States                         general manager of Mobile
DIRECTOR                              Satellite Systems at Hughes
                                      Network Systems since 1997.
                                      Senior director of Engineering at
                                      Hughes Network Systems satellite
                                      division from 1995 to 1997
------------------------------------- ----------------------------------- ----------------- ------------------------
IRVING EBERT(1) (3)                   Corporate director and angel        26,000            May 18, 2000
Canada                                investor. Vice-president,
DIRECTOR                              Strategic Alliances Service
                                      Provider and Carrier
                                      Group-Marketing at Nortel
                                      Networks Limited from 1998 until
                                      January 2001.  Vice-president,
                                      Systems Engineering at Nortel
                                      Networks Limited from 1995 to 1998
------------------------------------- ----------------------------------- ----------------- ------------------------
ANDREW HARRIES(2)(4)                  Senior vice president, corporate    36,600            April 16, 1999
Canada                                development and co-founder of
DIRECTOR                              Sierra Wireless, Inc.
====================================================================================================================
(1)      Member of audit committee.
(2)      Member of compensation committee. Pascal Spothelfer is an ex-officio member.
(3)      Member of governance committee.
(4)      Member of nomination committee.
====================================================================================================================

         The Advance Notice of the Meeting inviting nominations for directors of Spectrum as required by Section 111 of the Company Act (British Columbia) was mailed to the Ontario Securities Commission, the British Columbia Securities Commission and to the Toronto Stock Exchange (the "TSE") and was published in The Province newspaper, Vancouver, British Columbia on March 22, 2001.

STATEMENT OF EXECUTIVE COMPENSATION

         Particulars of compensation paid to:

(a)      Spectrum's chief executive officer ("CEO");

(b) each of Spectrum's six most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $66,700 per year; or

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of Spectrum at the end of the most recently completed financial year;

         (the "Named Executive Officers") is set out in the summary compensation table below:

=========================================================================================================================
                                             SUMMARY COMPENSATION TABLE (8)
----------------------- ------- -------------------------------------- ---------------------------------- ---------------
                                         Annual Compensation                Long Term Compensation
----------------------- ------- -------------- ------------ ---------- ----------------------- ---------- ---------------
                                                                               Awards           Payouts
----------------------- ------- -------------- ------------ ---------- ----------------------- ---------- ---------------
                                                                       Securities  Restricted
                                                            Other       Under       Shares or
                                                            Annual     Options/    Restricted
  Name and Principal                                        Compen-       SARs        Share      LTIP        All Other
       Position           Year      Salary        Bonus(1)  sation      Granted      Units      Payouts   Compensation(2)
----------------------- ------- -------------- ------------ ---------- ----------- ----------- ---------- ---------------
Pascal Spothelfer(3)     2000     $168,294      $66,476       Nil        400,000      Nil        Nil         $3,099
President & CEO
----------------------- ------- -------------- ------------ ---------- ----------- ----------- ---------- ---------------
Martin McConnell         2000     $117,805      $22,720       Nil        10,000       Nil        Nil         $4,191
VP Finance, Secretary    1999     $129,758       $9,593       Nil         7,500       Nil        Nil         $4,053
& CFO                    1998     $104,505        Nil         Nil         7,500       Nil        Nil         $3,281
----------------------- ------- -------------- ------------ ---------- ----------- ----------- ---------- ---------------
Brian Lowe               2000     $110,367      $18,849       Nil        10,000       Nil        Nil         $3,181
VP Wireless Systems      1999     $108,534       $9,593       Nil         7,500       Nil        Nil         $2,881
                         1998     $105,353        Nil         Nil         7,500       Nil        Nil         $2,700
----------------------- ------- -------------- ------------ ---------- ----------- ----------- ---------- ---------------
Doug Johnson             2000     $107,708      $30,629       Nil        10,000       Nil        Nil         $4,092
VP e-Business &          1999     $95,276        $9,593       Nil         7,500       Nil        Nil         $3,017
Operations               1998     $90,874         Nil         Nil         7,500       Nil        Nil         $2,871
----------------------- ------- -------------- ------------ ---------- ----------- ----------- ---------- ---------------
David Hobbs              2000     $107,708      $30,629       Nil        10,000       Nil        Nil         $4,092
Chief Technology         1999     $95,276        $9,593       Nil         7,500       Nil        Nil         $3,025
Officer                  1998     $90,874         Nil         Nil         7,500       Nil        Nil         $2,880
----------------------- ------- -------------- ------------ ---------- ----------- ----------- ---------- ---------------
Andy Talbot(4)           2000     $133,513      $89,301       Nil        130,000      Nil        Nil         $4,526
VP Network Solutions     1999     $129,854      $23,054       Nil         7,500       Nil        Nil          $160
                         1998     $123,854      $25,866       Nil         7,500       Nil        Nil          $146
----------------------- ------- -------------- ------------ ---------- ----------- ----------- ---------- ---------------
Barry Jinks(5)           2000       Nil           Nil         Nil          Nil        Nil        Nil       $171,258(7)
(former President &      1999    $97,261(6)       Nil         Nil        13,000       Nil        Nil         $74,694
CEO)                     1998     $159,029        Nil         Nil        13,000       Nil        Nil         $4,967
======================= ======= ============== ============ ========== =========== =========== ========== ===============

(1)      Under Spectrum's Executive Compensation Plan, cash bonuses may be earned by officers based upon the achievement of performance targets.
         These bonuses are reported in the year they were earned. Bonuses earned in any particular year are paid out in the first quarter of the following year.
(2)      Includes RRSP contributions and insurance premiums paid by Spectrum for the benefit of each Named Executive Officer for group term life insurance.
(3)      Pascal Spothelfer became the President and CEO of Spectrum effective January 1, 2000.
(4)      Andy Talbot transferred from Alex Computer Systems in May, 1998.
(5)      Barry Jinks  resigned as the  President and CEO effective  July 31, 1999.  All options  vested to July 31,
         1999 in ordinary course extended for exercise until October 2000 or
         January 2001.
(6)      Salary paid until July 31, 1999.
(7)      Severance paid in 2000.
(8)      All Cdn$  compensation  amounts have been converted to US$ at the average foreign  exchange rate in effect during the period.

         The value of perquisites and other personal benefits for each Named Executive Officer does not exceed the lesser of $33,350 and 10% of the total of his annual salary and bonus.

         Other than as set out above, there were no other persons who would qualify as Named Executive Officers serving as executive officers at the end of the most recently completed financial year, nor were there any other executive officers who are no longer serving Spectrum who received a salary in excess of $66,700 during the most recently completed financial year.

         There were no long-term incentive plans in place for any Named Executive Officer of Spectrum during the most recently completed financial year.

                          OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
===================== ================== ================== ================== ================== ==================
                                                                                Market Value of
                                            % of Total                            Securities
                                              Options                             Underlying
                      Securities Under       Granted to     Exercise or Base     Options on the
                           Options         Employees in           Price          Date of Grant
        Name             Granted (#)      Financial Year     ($/Security)(4)    ($/Security)(4)    Expiration Date
        (a)                  (b)                (c)                (d)                (e)                (f)
--------------------- ------------------ ------------------ ------------------ ------------------ ------------------
Pascal Spothelfer         400,000(1)           29.4%               $3.10              $3.10       January 3, 2010
--------------------- ------------------ ------------------ ------------------ ------------------ ------------------
Martin McConnell           10,000(2)           0.7%                $4.71              $4.71       April 11, 2010
--------------------- ------------------ ------------------ ------------------ ------------------ ------------------
Brian Lowe                10,000 (2)           0.7%                $4.71              $4.71       April 11, 2010
--------------------- ------------------ ------------------ ------------------ ------------------ ------------------
Doug Johnson              10,000 (2)           0.7%                $4.71              $4.71       April 11, 2010
--------------------- ------------------ ------------------ ------------------ ------------------ ------------------
David Hobbs               10,000 (2)           0.7%                $4.71              $4.71       April 11, 2010
--------------------- ------------------ ------------------ ------------------ ------------------ ------------------
Andy Talbot              130,000 (3)           9.6%                $4.17              $4.17       February 9, 2010
===================== ================== ================== ================== ================== ==================


                        AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR
                                         AND FINANCIAL YEAR-END OPTION VALUES
======================== ====================== ==================== ====================== ========================
                                                                                             Value of Unexercised
                                                                          Unexercised            in the Money
                                                                          Options at              Options at
                                                                            FY-End                FY-End (5)
                                                  Aggregate Value             (#)                     ($)
                          Securities Acquired        Realized            Exercisable/            Exercisable/
         Name                  on Exercise               ($)              Unexercisable           Unexercisable
          (a)                     (b)                   (c)                   (d)                     (e)
------------------------ ---------------------- -------------------- ---------------------- ------------------------
Pascal Spothelfer                 Nil                 Nil               4,329/408,671              $ Nil / Nil
------------------------ ---------------------- -------------------- ---------------------- ------------------------
Martin McConnell                  Nil                 Nil            100,500 / 29,500              $ Nil / Nil
------------------------ ---------------------- -------------------- ---------------------- ------------------------
Brian Lowe                        Nil                 Nil             83,000 / 29,500             $1,967 / Nil
------------------------ ---------------------- -------------------- ---------------------- ------------------------
Doug Johnson                      Nil                 Nil             70,000 / 29,500                $93 / Nil
------------------------ ---------------------- -------------------- ---------------------- ------------------------
David Hobbs                       Nil                 Nil             74,500 / 29,500                $590/ Nil
------------------------ ---------------------- -------------------- ---------------------- ------------------------
Andy Talbot                       Nil                 Nil              30,203/150,376              $ Nil / Nil
======================== ====================== ==================== ====================== ========================

(1)      These options vest over five years commencing as of January 3, 2001.
(2)      These options vest over four years commencing as of April 11, 2001.
(3)      These options vest over four years commencing as of February 9, 2001.
(4)      All Cdn$  exercise  prices have been  converted  to US$ at the  average  foreign  exchange  rate in effect during the year of issue.
(5)      All Cdn$ values have been converted to US$ at the year end foreign exchange rate.

         There were no options held by any Named Executive Officer that were repriced downward during the most recently completed financial year.

         There were no defined benefit or actuarial plans in place for any Named Executive Officer during the most recently completed financial year.

         There are employment contracts between Spectrum and each Named Executive Officer, which are triggered by a change in control of Spectrum. These contracts contemplate payment of an amount equivalent to 18 months' salary and bonus, and accelerated vesting of any options granted to date of notice or termination.

         Spectrum has a compensation committee that advises the board of directors on executive compensation matters. (See: "Committees of the Board", below.)

EXECUTIVE COMPENSATION REPORT

         It is the responsibility of the compensation committee to review and recommend compensation policies and programs for executives of Spectrum. The compensation committee makes recommendations to the board of directors, which gives final approval on these policies. Spectrum's compensation policies are designed to reward and recognize executive performance consistent with the success of the business and to be aligned with increasing shareholder value. Its policies are intended to attract and retain capable and experienced people.

         Spectrum's executive compensation is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and long term. The compensation committee establishes aggregate compensation levels for all executive officers and the board of directors has ratified these levels.

         In 1996, the compensation committee retained Towers Perrin to do a survey of executive compensation plans of Canadian and U.S. small capital, high technology companies. As a result of their findings and recommendations the compensation committee adjusted the base salaries of the CEO and all executives and provided for an annual adjustment. In 1997, the bonus plan was modified, following a review by Towers Perrin, to provide for an executive bonus pool that would vary based on annual earnings per share growth. In 1999, the compensation committee modified the bonus plan to pay each vice president a bonus that was based upon achievement of revenue and earnings objectives. Also in 1999 the compensation committee retained Towers Perrin to do a survey of executive compensation plans of Canadian small capital, high technology companies.

         In 2000, the compensation committee modified the bonus plan to pay all executives a bonus based on achievement of various performance targets for their areas of responsibility.

         Approved by the compensation committee:

         Andrew Harries                     Kenneth A. Spencer

PERFORMANCE GRAPH

         The following graph charts performance of an investment in the Company's common shares against the TSE 300 Share Index, assuming an investment of Cdn$100 on December 31, 1995:


                               Performance Graph


                               [GRAPHIC OMITTED]



  ================ ============= ============= ============= ============= =============== ============ =============

                   Dec 31/95     Dec 31/96     Dec 31/97     Dec 31/98     Dec.31/99       Dec 31/00    Mar.31/01
                    ------------- ------------- ------------- ------------- --------------- ------------ -------------
  SPECTRUM         100 ($18.75)  44 ($8.30)    44 ($8.30)    25 ($4.70)    24.50 ($4.60)   13 ($2.45)   12 ($2.25)
  (Cdn$ share
  price in
   brackets)       100           126           142           138           179             190          161
  TSE300
  ================ ============= ============= ============= ============= =============== ============ =============


                                      - 7 -



COMPENSATION OF DIRECTORS

         Particulars of stock options granted to directors of Spectrum during 2000, the most recently completed financial year, are as follows:

===================== =============== ==================== ============================= ==============================
  Name of Director    No. of Shares   Exercise Price per          Date of Grant
                                         Common Share                                             Expiry Date
--------------------- --------------- -------------------- ----------------------------- ------------------------------
Kenneth A. Spencer        6,000            $2.42           December 18, 2000             December 18, 2010
                          10,000           $3.37           June 6, 2000                  June 6, 2010
                          10,000           $4.71           April 10, 2000                April 10, 2010
--------------------- --------------- -------------------- ----------------------------- ------------------------------
Pascal Spothelfer        400,000           $3.10           January 3, 2000               January 3, 2010
--------------------- --------------- -------------------- ----------------------------- ------------------------------
John E. Brennan           2,000            $2.42           December 18, 2000             December 18, 2010
                          5,000            $3.37           June 6, 2000                  June 6, 2010
                          10,000           $4.71           April 10, 2000                April 10, 2010
--------------------- --------------- -------------------- ----------------------------- ------------------------------
Irving Ebert              5,000            $2.42           December 18, 2000`            December 18, 2010
                          2,000            $3.37           June 6, 2000                  June 6, 2010
                          20,000           $3.40           May 5, 2000                   May 5, 2010
--------------------- --------------- -------------------- ----------------------------- ------------------------------
Samuel Znaimer            3,500            $2.42           December 18, 2000             December 18, 2010
                          5,000            $3.37           June 6, 2000                  June 6, 2010
                          10,000           $4.71           April 10, 2000                April 10, 2010
--------------------- --------------- -------------------- ----------------------------- ------------------------------
Andrew Harries            3,500            $2.42           December 18, 2000             December 18, 2010
                          5,000            $3.37           June 6, 2000                  June 6, 2010
                          10,000           $4.71           April 10, 2000                April 10, 2010
--------------------- --------------- -------------------- ----------------------------- ------------------------------
Matthew Mohebbi           3,000            $2.42           December 18, 2000             December 18, 2010
                          20,000           $3.43           October 26, 2000              October 26, 2010
===================== =============== ==================== ============================= ==============================

         No other compensation was paid to directors of Spectrum during the last completed financial year.

         In February 2000, the board approved a change to its compensation plan, which eliminated the $667 cash fee paid to directors for meeting attendance. Non-management directors are now compensated via allotments of incentive stock options as follows:

     ================================================== ========================

                                                              No. of Options
     -------------------------------------------------- ------------------------

     Initial allotment                                           20,000
     -------------------------------------------------- ------------------------

     Annual retainer
     -------------------------------------------------- ------------------------
          - General director retainer                             5,000
     -------------------------------------------------- ------------------------
          - Chair of the board                                   10,000
     -------------------------------------------------- ------------------------
          - Committee member                                      1,000
     -------------------------------------------------- ------------------------
          - Chair of committee of the board                       2,000
     -------------------------------------------------- ------------------------
     Directors in-person meetings of the board                      500
     -------------------------------------------------- ------------------------
     Chair of in-person meetings of the board                     1,000
     ================================================== ========================



INDEBTEDNESS TO COMPANY OF DIRECTORS AND SENIOR OFFICERS

         None of the directors and senior officers of Spectrum, proposed nominees for election or associates of such persons is or has been indebted to Spectrum or its subsidiaries at any time since the beginning of the last completed financial year of Spectrum and no indebtedness remains outstanding as at the date of this Information Circular.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

         Save and except the foregoing, or as disclosed elsewhere in this information circular, since January 1, 2000, being the commencement of Spectrum's last completed financial year, none of the following persons has any material interest, direct or indirect, in any transaction or proposed transaction which has materially affected or will materially affect Spectrum or any of its subsidiaries:

          (a)  any director or senior officer of Spectrum;

          (b)  any proposed nominee for election as a director of Spectrum;

          (c) any Member holding, directly or indirectly, more than 10% of the voting rights attached to all the shares of Spectrum; and

          (d)  any associate or affiliate of any of the foregoing persons.

STATEMENT OF CORPORATE GOVERNANCE POLICIES

         The report of the TSE committee on Corporate Governance resulted in the TSE introducing a new listing requirement in 1995 wherein companies listed on the TSE are required to disclose their corporate governance system in their annual reports or information circulars, with specific reference to the guidelines (the "Guidelines") set out in the TSE Company Manual, copies of which are available from the TSE or Spectrum.

Mandate and Responsibilities of the Board

         The fundamental objective of the board of directors of Spectrum is to ensure that Spectrum operates in a fashion that maximizes shareholder value over the long term. The board's duties and responsibilities are all carried out in a manner consistent with that fundamental objective.

         The principal duty and responsibility of the board is to oversee the management and operations of Spectrum, with the day-to-day management of the business and affairs of Spectrum delegated by the board to the CEO and other executive officers.

         The board's responsibilities include overseeing the conduct of Spectrum's business, providing leadership and direction to its management, and setting policies. Strategic direction for Spectrum is developed through the board's annual planning process. Through this process, the board adopts the operating plan for the coming year, and monitors management's progress relative to that plan through a regular reporting and review process.

         Notwithstanding the suggested Guidelines, no formal position descriptions for the board and the CEO have been developed.

Composition and Size of the board

         The Members of Spectrum elect the board of directors, with one related director, Pascal Spothelfer. In addition to serving as a director, Mr. Spothelfer is Spectrum's president and CEO. The unrelated directors are independent of management and free from any interest, business or other relationships that could, or could reasonably be perceived to, materially interfere with their ability to act with a view to the best interests of Spectrum, other than interests and relationships arising from shareholding.

         In 1995, the board increased the number of directors by one, bringing the total number of directors to seven, a size that the board believes to be appropriate for Spectrum. The board is asking the Members to elect a slate of six directors at the annual general meeting, as a suitable candidate could not be nominated prior to this mailing of materials to the shareholders after the decision of Mr. John E. Brennan not to stand for re-election to the board this year.

         The nomination committee of the board is actively recruiting a replacement for Mr. Brennan and continues to identify suitable candidates to complement the board's depth and experience.

Committees of the Board

         The board has four standing committees: audit, compensation, governance and nomination. The committees are comprised of two or three directors as noted in the table on pages 2 and 3. Each committee also has available to it as a resource such members of management as may from time to time be determined to be appropriate.

         The audit committee assesses, influences, and helps set the tone for quality financial reporting and sound internal controls. The audit committee meets quarterly to review and approve financial results of the quarter. The committee reviews the annual audit and meets with Spectrum's independent accountants to review the adequacy and effectiveness of Spectrum's internal controls and financial management practices, and recommends Spectrum's financial statements to the board for approval. In 2000, the board adopted a charter for the audit committee, which sets out its mandate.

         The compensation committee reviews and recommends compensation policies and programs for executives of Spectrum. The committee makes recommendations to the board, which gives final approval on these policies and programs.

         The governance committee reviews the composition and governance practices of the board and makes recommendations to the board concerning board effectiveness and contribution by each of the members.

         The nomination committee has responsibility for recruitment of new directors and recommends the appointment and/or election of directors. In addition, the nomination committee is responsible for formal orientation and education of new directors.

         The Guidelines contemplate that committees of the board should generally be composed of outside directors, a majority of whom are unrelated directors. Spectrum complies with the requirements of the British Columbia Company Act in that the majority of its audit committee is comprised of directors who are not officers or employees of Spectrum; however, the board feels it is appropriate to have Pascal Spothelfer, the president and CEO of Spectrum, sit on the compensation committee as an ex-officio member, as he is the director who is most familiar with the operations of Spectrum.

Decision requiring prior Board approval and Expectations of Management

         The board has delegated to the CEO and senior management responsibility for the day-to-day management of the business of Spectrum. Matters of policy and issues outside the normal course of business are brought before the board for its review and approval, along with all matters dictated by statute and legislation as requiring board review and approval. The CEO and senior management review Spectrum's progress in relation to the current operating plan at in-person board meetings, which are held four times a year. The board meets on a regular basis with and without management present. Financial, operational and strategic issues facing Spectrum are reviewed, monitored and approved at the board meetings.

Director's Compensation

         In February 2000, the board approved a change to its compensation plan, which eliminated the $667 cash fee paid to directors for meeting attendance. Non-management directors are now compensated via allotments of incentive stock options. See the table under "Compensation of Directors" for further information.

         The board believes that its compensation plan realistically reflects the responsibilities and risk involved in being an effective director. Pascal Spothelfer, the president and CEO, does not receive any additional remuneration for acting as a director or as a member of either of the standing committees.

Member Feedback and Concern

         Under the direction of the CEO, there is a Member relations program in place, which involves providing information with respect to reported financial results and other announcements by Spectrum to a broad spectrum of investors and interested parties. Member concerns of a significant nature are directed to the vice-president, finance and the CEO for information and resolution, and management reports to the board on these matters and other major members and investor matters.

APPOINTMENT OF AUDITOR

         Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the re-appointment of KPMG, LLP, Chartered Accountants, of Vancouver, British Columbia, as auditor of Spectrum to hold office until the close of the next annual general meeting of Spectrum. It is proposed that the remuneration to be paid to the auditor of Spectrum be fixed by the board of directors.

         KPMG, LLP were first appointed auditor of Spectrum on July 31, 1987.

FINANCIAL STATEMENTS

         The consolidated financial statements of Spectrum for the fiscal year ended December 31, 2000, together with the auditors' report on these statements, will be placed before shareholders at the Meeting. These financial statements form part of Spectrum's annual report, which has previously been mailed to shareholders.

MANAGEMENT CONTRACTS

         There are no management functions of Spectrum or a subsidiary thereof, which are to any substantial degree performed by a person other than the directors or senior officers of Spectrum or a subsidiary thereof.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

         The management of Spectrum is not aware of any other matter to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares represented thereby in accordance with their best judgement on such matters.

                                                By Order of the board of
                                                SPECTRUM SIGNAL PROCESSING
                                                INC.

                                                         /S/ Pascal Spothelfer

                                                Per:     Pascal Spothelfer,
                                                         President & CEO